UBS Securities LLC

1285 Avenue of the Americas

New York, New York 10019

December 15, 2020

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Erin Purnell

Re:	Golden Falcon Acquisition Corp.

Registration Statement on Form S-1

Registration No. 333-251058

Dear Ms. Purnell:

In connection with the Registration Statement on Form S-1 of Golden Falcon Acquisition Corp., the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 4:00 p.m. on December 17, 2020 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”).

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that it expects to deliver approximately 613 copies of the Preliminary Prospectus dated December 14, 2020 to prospective underwriters, dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

Very truly yours,

UBS SECURITIES LLC

By:	/s/ Carlos Alvarez
Name: Carlos Alvarez
Title: Managing Director

By:	/s/ John Delgado
Name: John Delgado
Title: Associate Director